LINKBANCORP, INC.

1250 Camp Hill Bypass

Suite 202

Camp Hill, PA 17011

May 9, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LINKBANCORP, Inc.
Registration Statement on Form S-4 (Registration No. 333-271516)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

LINKBANCORP, Inc., a Pennsylvania corporation (the “Company”), hereby requests that the above-referenced Registration Statement on Form S-4 be declared effective at 10:30 a.m., Eastern time, on May 12, 2023, or as soon thereafter as is practicable.

Very truly yours,

/s/ Andrew Samuel
Andrew Samuel
Chief Executive Officer
(Duly Authorized Representative)